J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 17, 2017

Re:	Legion M Entertainment, Inc.

Draft Offering Statement on Form 1-A

Submitted February 17, 2017

CIK No. 0001674163

Dear Mr. McWilliams:

We acknowledge receipt of comments in your letter of January 17, 2017, which we have set out below, together with our responses.

General

1. We note you have included an “exchange offer” for shares issued in the Regulation CF and Regulation D offerings in March 2016. It does not appear appropriate to include this type of exchange offer in a Regulation A offering. Please remove references to the exchange offer accordingly. In the alternative, you may revise your offering statement to offer for resale shares issued in the Regulation CF and Regulation D offerings.

All references to exchange offer have been removed.

2. Please update the financial statements to provide unaudited financial statements for the six month interim period as of and ending on September 30, 2016. Please refer to Part F/S(b)(3)(B) of Form 1-A.

We have included in the Form 1-A amendment unaudited financial statements for the nine months ended December 31, 2016.

Use of Proceeds, page 21

3. Please also provide a breakdown of the use of proceeds if 50% or 75% of the offering is sold. SImilarly, revise your dilution tables assuming 25%, 50% or 75% of the offering is sold.

We have included in the Form 1-A amendment a dilution table and a breakdown of the use of proceeds assuming 10%, 25%, 50%, 75% and 100% of the offering is sold.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Project Spending, page 31

4. Please briefly describe the “Pitch Elevator TV show concept.”

We have included additional disclosure on the two entertainment projects on which Legion M has spent the most of its project fund to date.

Plan of Operations, page 32

5. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan. Please also state whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.

This information has now been provided.

Security Ownership of Management and Certain Security Holders, page 36

6. Please update to provide beneficial ownership information as of the most recent practicable date. Refer to Item 12 of Form 1-A.

We have included in this section of the Form 1-A amendment beneficial ownership information as of December 31, 2016.

Plan of Distribution and Selling Shareholders, page 41

7. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the Wefunder website to subscribe in the offering. Please also clarify whether the prospective investors may subscribe only through the Wefunder website and describe briefly how subscription information is transmitted from Wefunder to your transfer agent.

At the time of the filing, Wefunder does not have the capability on its website to allow investors to submit their non-binding indications of interests. We have now included disclosure to state clearly that prospective investors may subscribe to Legion M shares in this offering only through the Wefunder website. We have also added disclosure on how subscription information will be transmitted by Wefunder to our transfer agent.

Investors’ Tender of Fund, page 42

8. Please clarify that to the extent the offering is terminated without satisfying the minimum offering contingency, escrowed funds will be promptly returned to investors.

We have included a statement in this section to state clearly that if we are unable to raise at least $500,000, all investments held in escrow will be returned to investors.

Sincerely,

/s/ Jane Tam

Partner

KHLK LLP

cc: Paul Scanlan

Legion M Entertainment, Inc.